Cumberland House, 5th Floor 1 Victoria Street Hamilton, HM11 Bermuda (441) 292-7777

GEROVA Financial Group, Ltd.

NOTICE OF SHAREHOLDER ACTION TO BE TAKEN
PURSUANT TO THE WRITTEN CONSENT OF SHAREHOLDERS

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

November 18, 2010

Dear Shareholder:

GEROVA Financial Group, Ltd., a Bermuda company (the “Company”), is providing you with this notice to advise you that the Company’s Board of Directors has executed and delivered a written consent, and immediately upon the mailing of this notice to our shareholders the holders of a majority of our outstanding ordinary shares will execute and deliver a written consent (the “Shareholder Consent”), to effect the following corporate actions:

(1)           Implement a one-for-five reverse share consolidation (the “Share Consolidation”) of the Company’s ordinary shares (the “Ordinary Shares”), par value $.0001 per share.  Under Bermuda law, the result of the Share Consolidation is that the (i) issued and outstanding Ordinary Shares will be reduced by a quotient of five; (ii) authorized Ordinary Shares will be reduced from 100 billion to 20 billion shares; and (iii) par value will be increased from $.0001 to $.0005 per share.

(2)           Implement a diminution of the authorized share capital of the Company (the “Diminution of Share Capital”) from $10,000,000, consisting of 20 billion Ordinary Shares, par value $.0005 per share, to $1,000,000, consisting of 2 billion Ordinary Shares, par value $.0005 per share, through the cancellation of 18 billion authorized and unissued Ordinary Shares.

Shareholders of record at the close of business on November 3, 2010 (the “Record Date”) are entitled to notice of this shareholder action by written consent. Holders of Ordinary Shares issued upon conversion of the preferred shares previously in connection with our January 2010 Business Combination (the “Business Combination Shares”) are expected to execute and deliver such written consent. The Business Combination Shares represent approximately 80% of the Ordinary Shares entitled to vote on matters presented to the shareholders of the Company. Accordingly, your approval is not required and is not being sought. We expect the Share Consolidation and the Diminution of Share Capital to become effective on or about November 22, 2010.

Immediately on the effective date of the Share Consolidation, the Company’s (i) outstanding warrants to purchase 28,703,964 Ordinary Shares at an exercise price of $7.00 per share will be adjusted to warrants to purchase 5,740,793 Ordinary Shares at an exercise price of $35.00; and (ii) outstanding units consisting of 1 Ordinary Share and 2 warrants to purchase Ordinary Shares at an exercise price of $7.00 will be adjusted to units consisting of 0.2 Ordinary Shares and 2 warrants to purchase 0.4 Ordinary Shares at an exercise price of $35.00.

The form of Shareholder Consent is annexed hereto as Exhibit A.  Additional information about the Company is contained in its reports filed with the United States Securities and Exchange Commission (the “Commission”). These reports, their accompanying exhibits and other documents filed with the Commission may be inspected without charge at the Public Reference Section of the Commission at 100 F Street, N.E., Washington, DC 20549. Copies of such material may also be obtained from the Commission at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the Commission. Copies of these reports may be obtained from the Commission’s EDGAR archives at http://www.sec.gov/index.htm.

This notice is being provided to you for information purposes only as it relates to the Share Consolidation and the Diminution of Share Capital. Your vote is not required to approve the actions. This notice does not relate to an annual meeting or special meeting in lieu of an annual meeting. You are not being asked to send a proxy and you are requested not to send one. We are first mailing this notice on November 18, 2010.  We anticipate that the Share Consolidation and the Diminution of Share Capital become effective on or after November 22, 2010.

THIS IS NOT A NOTICE OF A MEETING OF SHAREHOLDERS AND NO SHAREHOLDERS’ MEETING WILL BE HELD TO CONSIDER ANY MATTER DESCRIBED HEREIN.

Very truly yours,

/s/ Joseph J. Bianco
Joseph J. Bianco, Chief Executive Officer

Exhibit A

GEROVA Financial Group, Ltd.

SHAREHOLDERS

WRITTEN RESOLUTION

The undersigned, being a majority of the Shareholders of GEROVA Financial Group, Ltd. a company incorporated in the Islands of Bermuda (the “Company”), pursuant to Bye-Law 17.2 of the Company’s Bye-Laws, HEREBY ADOPT the resolution set out below.  The effective date of the resolutions is the date when the last person to sign the resolution signs the same.

The resolution may be executed in counterparts, and a copy shall be inserted in the Company's Minute Book.  Any action taken herein shall be of the same force and effect as if adopted at a duly convened general meeting of the Company.

1.	CONSOLIDATION OF SHARES

WHEREAS, the authorised capital of the Company is US$10,000,000, consisting of 100,000,000,000 ordinary shares of par value US$0.0001, of which 139,376,650 ordinary shares are issued; and

WHEREAS it is expedient to consolidate the authorised share capital of the Company into 20,000,000,000 ordinary shares of par value US$0.0005.

It is hereby RESOLVED as follows:
(i)	that the 100,000,000,000 shares of par value US$0.0001 be and are hereby consolidated into 20,000,000,000 shares of par value US$0.0005 each;
(ii)
that fractional parts of any issued ordinary shares shall be purchased and paid for in cash at the closing price listed on the New York Stock Exchange for such shares on the effective date of the consolidation date; and

(iii)	that the Directors be and they are hereby authorised to do or procure all such acts and things as may be required to effect the said consolidation.

2.	DIMINUTION OF CAPITAL

WHEREAS it is expedient to diminish the authorised share capital of the Company from US$10,000,000 consisting of 20,000,000,000 shares of par value US$0.0005 by the cancellation of 18,000,000,000 unissued shares of US$0.0005 par value; and

WHEREAS following the said diminution, the authorised share capital will be US$1,000,000, consisting of 2,000,000,000 shares of par value US$0.0005;

It is hereby RESOLVED that pursuant to Section 45(1)(f) of The Companies Act 1981, the Company's authorized share capital be diminished from US$10,000,000 to US$1,000,000 by the cancellation of 18,000,000,000 unissued shares of US$0.0005 par value each.